3/11

BD 3/5

03013510

...ATES
...NGE COMMISSION
...C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

RECEIVED MAR 0 3 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. Amarico, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road (No. and Street)

West Redding (City) Connecticut (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari (203) 938-3530 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M. (Name — if individual, state last, first, middle name)

105 Mill Plain Rd (Address) Danbury (City) Connecticut (State) 06811 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Amarico, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires Aug 31, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2002, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Danbury, Connecticut
February 25, 2003

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2002

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$71,072	
Accounts Receivable	3,617	
Interest Receivable	1,750	
Securities Owned at Market Value (Cost $64,661)	64,345	
Prepaid Taxes	1,100	
Prepaid Expenses & Deposits	1,095	
Total Current Assets		**$142,979**
Fixed Assets		
Automobiles	41,533	
Furniture, Fixtures & Office Equip.	26,236	
Total	$67,769	
Less: Accumulated Depreciation	48,276	
Net Fixed Assets		$19,493
Other Assets		
Cash Surrender Value Life Insurance		43,554
Total Assets		**$206,026**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$1,758
Loan Payable	33,206
Shareholder's Loan	2,500
Total Liabilities	$37,464
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	118,562
Total Stockholders' Equity (Exhibit D)	$168,562
Total Liabilities and Stockholders' Equity	$206,026

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2002

Accounts Payable		$ 0
Accrued Expenses and Payroll Taxes		1,750
Accrued Income Taxes		8
	Total	$ 1,758

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2002

Commissions etc.	$79,684	
Profits (Loss) on Firm Trading Accounts	7,954	
Unrealized Gain (Loss) on Securities Held	(7,059)	
Interest and Dividends	4,538	
Total Revenue		**$85,117**
Expenses		
Officer's Salary	$ 17,100	
Salary Expense	12,240	
Clearing Broker	54,517	
Payroll Taxes & Employee Benefits (Note 3)	17,429	
Telephone	3,174	
Insurance	7,648	
Membership Dues & Subscriptions	1,932	
Automobile Lease & Expenses	3,095	
Office Supplies & Expense	429	
Utilities & Other Occupancy	2,825	
Material & Repair Expense	3,936	
Professional Fee	3,300	
NASD & Other Regulatory Expenses	1,272	
Pension Expense	11,582	
Travel & Entertainment	1,798	
Postage	30	
Interest Expense	2,187	
General & Miscellaneous Expenses	1,046	
Total Expenses		**$145,540**
Profit (Loss) Before Depreciation and Taxes		(60,423)
Less: Depreciation (Note 5)		5,296
Income (Loss) Before Taxes		$(65,719)
Changes in Income Taxes (Note 6)		0
Net Income (Loss)		**$ (65,719)**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2002

Exhibit C

Balance - Beginning of Year	$182,372	
Add: Net Income Per Exhibit B	(65,719)	
Cash Surrender Value Life Insurance	1,909	
Balance - End of Year		$118,562

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$232,372	
Add: Net Income (Loss) Per Exhibit B	(65,719)	
Cash Surrender Value of Life Insurance	1,909	
Balance - End of Year		$168,562

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2002

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (65,719)	
Depreciation	5,296	
Cash (Uses) of Cash from Operating Activities		$(60,423)
Changes in Assets and Liabilities		
Accounts Receivable	$ (616)	
Accounts Payable	(3,565)	
Accrued Expenses and Taxes	(1,141)	
Bank Loan	4,976	
Shareholder's Loan	2,500	
Accrued Income Taxes	(273)	
Net (Uses) of Cash from Operating Activities		$ 1,881
Cash Flow From Investing and Financing Activities		
Sale of Trade Securities	$14,270	
Purchase of Fixed Assets	(14,966)	
Net (User) of Cash from Investing and Financing		$ (696)
Net (Decrease) in Cash		$(59,238)
Cash Beginning of Year		130,310
Cash End of Year		$71,072
Cash Paid During the Year for Income Taxes		$ 273
Cash Paid During the Year for Interest		$ 2,187

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2002

Schedule 1

Total Stockholder's Equity Per Exhibit A		$168,562
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 1,095	
Net Fixed Assets	19,493	$ 20,588
Net Capital Before Haircuts on Securities Position		$147,974
Less: Haircuts on Securities Position	$ 956	
US Treasury Obligations	1,739	
		$ 2,695
Net Capital		$145,279

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2002

Aggregate Indebtness Liabilities	
Accounts Payable	$ 0
Accrued Expenses and Taxes Payable	1,750
Advanced Income Taxes	8
Loans Payable	33,206
Total	$ 34,964
Percentage of Aggregate Indebtness to Net Capital	.24 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2002

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though U.S. Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2002

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$	149,598
Net Capital Per Schedule 1		145,279
Difference Decrease	$	(4,319)
The Above difference is Reconciled as Follows-		
Decrease Cash	$	(3,128)
Decrease in CSU Life Insurance		(1,191)
Total Difference	$	(4,319)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2002

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through U.S. Clearing Corp. The agreement with U.S. Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at U. S. Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan made in 2002 were estimated to be $11,582 and were transferred during 2002. This contribution was based on an estimate from acturial based on current market conditions of plan assets. It is expected that the $11,582 should be adequate to cover current year funding requirements.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2002 through June 25, 2003. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2002 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $5,296 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	273
		$ 273
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2002 since the amount was immaterial.

Note 7 - Net Income (Loss)

The Income of $(65,719) is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $7,059. Commission and salaries reflect an accrual reversal of $20,000 for bonus not paid to corporate officer during 2002. The salaries, paid to non officers, for 2002 were $12,240.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2002, and have issued my report thereon dated February 25, 2003. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through U.S. Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing,and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.
CPA

My study and evaluation of the system of internal accounting control for the period ended December 31, 2002, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 25, 2003

James M. Gargan, CPA